# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Saga Communications, Inc., CIK 0000886136
CUSIP: 786598300
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 73 Kercheval Avenue, Grosse Pointe Farms, Michigan (MI), 48236
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001944397

## Reporting persons
- Edward K. Christian Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 897,159; shared voting power 0; sole dispositive power 897,159; shared dispositive power 0; aggregate amount beneficially owned 897,159 (13.99% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 6,439,921 as of August 4, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2025.
- Judith A. Christian IRA: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 3,541; shared voting power 0; sole dispositive power 3,541; shared dispositive power 0; aggregate amount beneficially owned 3,541 (0.05% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 6,439,921 as of August 4, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2025.
- Michael L. Dallaire: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 897,159; sole dispositive power 0; shared dispositive power 897,159; aggregate amount beneficially owned 897,159 (13.99% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 6,439,921 as of August 4, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2025.
- Judith A. Christian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,541; shared voting power 897,159; sole dispositive power 3,541; shared dispositive power 897,159; aggregate amount beneficially owned 900,700 (13.99% of the class)
  Comment: The percentage is calculated based upon total outstanding shares of 6,439,921 as of August 4, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2025.

## Item 1. Issuer
Name of issuer: Saga Communications, Inc.
Address of issuer's principal executive offices: 73 Kercheval Avenue, Grosse Pointe Farms, MI 48236

## Item 2. Person Filing
Name of person filing:
1. Edward K. Christian Trust ("Trust");
2. Judith A. Christian IRA;
3. Michael L. Dallaire; and
4. Judith A. Christian. Michael L. Dallaire and Judith A. Christian are both co-trustees of the Trust.
Address of principal business office or, if none, residence: The principal business office for each Reporting Person is 500 Woodward Avenue, Suite 4000, Detroit MI 48226.
Citizenship: The Trust is formed under the laws of the state of Florida. Michael L. Dallaire and Judith A. Christian are each citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. Trust - 897,159 shares of Class A Common Stock
2. Judith A. Christian IRA - 3,541 shares of Class A Common Stock
3. Michael L. Dallaire - 897,159 shares of Class A Common Stock
4. Judith A. Christian - 900,700 shares of Class A Common Stock
Percent of class:
1. Trust - 13.99%
2. Judith A. Christian IRA - 0.05%
3. Michael L. Dallaire - 13.99%
4. Judith A. Christian - 13.99%
Sole power to vote or to direct the vote:
1. Trust - 897,159 shares of Class A Common Stock
2. Judith A. Christian IRA - 3,541 shares of Class A Common Stock
3. Michael L. Dallaire - 0 shares of Class A Common Stock
4. Judith A. Christian - 3,541 shares of Class A Common Stock
Shared power to vote or to direct the vote:
1. Trust - 0 shares of Class A Common Stock
2. Judith A. Christian IRA - 0 shares of Class A Common Stock
3. Michael L. Dallaire - 897,159 shares of Class A Common Stock
4. Judith A. Christian - 900,700 shares of Class A Common Stock
Sole power to dispose or to direct the disposition:
1. Trust - 897,159 shares of Class A Common Stock
2. Judith A. Christian IRA - 3,541 shares of Class A Common Stock
3. Michael L. Dallaire - 0 shares of Class A Common Stock
4. Judith A. Christian - 3,541 shares of Class A Common Stock
Shared power to dispose or to direct the disposition:
1. Trust - 0 shares of Class A Common Stock
2. Judith A. Christian IRA - 0 shares of Class A Common Stock
3. Michael L. Dallaire - 897,159 shares of Class A Common Stock
4. Judith A. Christian - 900,700 shares of Class A Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement Pursuant to Rule 13d-1

## Signatures
- Edward K. Christian Trust: /s/ Michael L. Dallaire, Michael L. Dallaire/Co-Trustee (08/12/2025)
- Edward K. Christian Trust: /s/ Judith A. Christian, Judith A. Christian/Co-Trustee (08/12/2025)
- Judith A. Christian IRA: /s/ Judith A. Christian, Judith Christian/Account Beneficiary (08/12/2025)
- Michael L. Dallaire: /s/ Michael L. Dallaire, Michael L. Dallaire/Individual (08/12/2025)
- Judith A. Christian: /s/ Judith A. Christian, Judith Christian/Individual (08/12/2025)